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                                    FORM 6-K
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
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NOTICE OF RESULTS OF REPURCHASE OF NTT SHARES

     On October 15, 2003, the registrant filed a notice of results of repurchase of its own shares with stock exchanges in Japan on which its securities are traded.

     Attached is an English translation of the notice describing the details of the repurchase results.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION



                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: October 15, 2003

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                                                                October 15, 2003

                  Notice of results of repurchase of NTT shares

Further to the announcement made on October 14, 2003, Nippon Telegraph and Telephone Corporation today purchased its own shares under Article 210 of the Japanese Commercial Code. The details of the repurchase are as follows:

   1. Class of repurchased shares:   Common stock
   2. Number of repurchased shares:  72,381 shares
   3. Price of repurchased shares:   539,000 yen per share
   4. Date of repurchase:            October 15, 2003
   5. Method of repurchase:          Acquisition at the closing price trading
                                     on the Tokyo Stock Exchange Trading Network
                                     System (i.e., ToSTNeT-2).

(Further Information)
   1. The resolutions on repurchase of NTT shares decided by the shareholders at the 18th ordinary general meeting on June 27, 2003 were as follows:
         (1) Class of shares: Common stock
         (2) Number of shares to be repurchased: 200,000 shares (maximum)
         (3) Total value of shares to be repurchased: 100 billion yen (maximum)

   2. The progress of repurchase to date
         (1) Total number of repurchased shares: 72,381 shares
         (2) Total value of repurchased shares: 39,013,359,000 yen

                                          For inquiries, please contact:
                                          Investor Relations Group
                                          Department IV
                                          Nippon Telegraph and Telephone
                                          Corporation
                                          Attn: Ogata (Mr.) or Hanai (Mr.)
                                          Tel: 03-5205-5581
                                          E-mail: investors@hco.ntt.co.jp